United States securities and exchange commission logo





                              November 23, 2022

       Dajiang Guo
       Chief Executive Officer
       TMT Acquisition Corp.
       420 Lexington Avenue
       Suite 2446
       New York, NY 10170

                                                        Re: TMT Acquisition
Corp.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed November 9,
2022
                                                            File No. 333-259879

       Dear Dajiang Guo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form S-1

       Risk Factors
       Our rights agreement will designate ... , page 51

   1. We note your disclosure that the forum provision in your rights agreement "will not apply to suits brought to
enforce any liability or duty created by the Exchange Act or any other claim for which the
federal district courts of the United States of America are the sole and exclusive forum."
However, we note that this carve out is not included in Section 7.3 of the rights agreement.
Please revise.
 Dajiang Guo
TMT Acquisition Corp.
November 23, 2022
Page 2

      Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                        Sincerely,
FirstName LastNameDajiang Guo
                                                        Division of Corporation
Finance
Comapany NameTMT Acquisition Corp.
                                                        Office of Real Estate &
Construction
November 23, 2022 Page 2
cc:       Liang Shih, Esq.
FirstName LastName